AVION OWNER, LLC

FINANCIAL STATEMENTS AND

REPORT OF THE INDEPENDENT AUDITOR'S

FOR THE YEAR ENDED DECEMBER 31, 2022

Avion Owner, LLC.

FOR THE YEAR ENDED DECEMBER 31, 2022

INDEPENDENT AUDITOR’S REPORT

To Avion Owner LLC

Opinion

We have audited the financial statements of Avion Owner LLC (the “Company”), which comprise the statement of financial condition of the company, as of December 31, 2022, and the related statement of operations, changes in members’ equity, and cash flows for the year ended December 31, 2022, and the related notes to the financial statements (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations, changes in its members’ equity, and its cash flows for the year ended December 31, 2022, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•
Exercise professional judgment and maintain professional skepticism throughout the audit.
•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ DELOITTE & TOUCHE LLP

New York, New York

May 1, 2023

Avion Owner, LLC.

STATEMENT OF FINANCIAL CONDITION

AS ON DECEMBER 31, 2022

(Amounts in Dollars) ASSETS	December 31, 2022
Cash and cash equivalents	1,044,044
Restricted cash	4,247,593
Prepaid expenses	9,337
Real estate property, net of accumulated depreciation of $ 2,981,396	76,657,667
Other assets	289,843
Interest rate swap asset	3,106,239
TOTAL ASSETS	85,354,723
LIABILITIES AND MEMBERS' EQUITY Accounts payable and accrued expenses	728,997
Taxes payable	1,513,177
Other liabilities	54,865
Notes and mortgages payable, net of deferred financing costs of $499,637	62,300,363
TOTAL LIABILITIES	64,597,403

MEMBERS’ EQUITY	20,757,320
TOTAL LIABILITIES AND MEMBERS’ EQUITY	85,354,723

See notes to financial statements

Avion Owner, LLC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in Dollars)	For the year ended December 31, 2022
INCOME
Rental revenue	5,940,164
Other operating revenue	348,389
Tenants Reimbursement income	228,860
Other income	320,639
Total Income	6,738,591
EXPENSES General and administrative expenses	388,362
Operating expenses	1,483,276
Property Taxes	1,528,677
Renovation expenses	1,021,729
Depreciation and amortization	2,828,604
Total Expenses	7,151,187
Operating income	(412,596)
Interest and debt expense	(3,291,214)
Unrealized gain on interest rate swap	2,643,239
Net loss before income taxes	(1,060,571)
Income taxes	-
NET LOSS	(1,060,571)

See notes to financial statements

Avion Owner, LLC.

FOR THE YEAR ENDED DECEMBER 31, 2022

STATEMENT OF CHANGES IN MEMBERS' EQUITY

(Amounts in Dollars) For the year ended December 31, 2022	Managing Mmeber	Member	Total
Balance, January 01, 2022	2,308,513	19,948,613	22,257,126
Capital contributions	-	-	-
Capital distributions	(43,923)	(395,311)	(439,235)
Pro-rata allocation of net loss	(106,057)	(954,514)	(1,060,571)
Balance, December 31, 2022	2,158,532	18,598,788	20,757,320

See notes to financial statements

Avion Owner, LLC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in Dollars)	For the year ended December 31, 2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(1,060,571)
Adjustments to reconcile net loss to net provided by operating activities:
Depreciation and amortization expenses	2,828,604
Unrealized gain on interest rate swap asset	(2,643,239)
Change in operating assets and liabilities:
Restricted cash	(1,008,402)
Deferred finance costs	249,818
Prepaid expenses	360,984
Other assets	(248,788)
Accounts payable and accrued expenses	687,264
Property tax payable	1,511,496
Other liabilities	(180,259)
Net cash provided by operating activities	496,907

CASH FLOWS FROM INVESTING ACTIVITIES:
Costs incurred for building improvements	(183,049)
Net cash used in investing activities	(183,049)

CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions to Members	(439,235)
Net cash used in financing activities	(439,235)
Net increase (decrease) in cash and cash equivalents	(125,376)

Cash and cash equivalents at the beginning of the year	1,169,421
Cash and cash equivalents at the end of the year	1,044,044

SUPPLEMENTAL INFORMATION
Cash payments for interest	2,750,600

See notes to financial statements

Avion Owner, LLC

(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2022

1.
Organization

Avion Owner, LLC (A Delaware Limited Liability Company), (the “Company”), was formed on November 18, 2021. The joint venture was formed by InterCapital Group (Sponsor or GP) and Yieldstreet, a full-service, vertically integrated investment firm with property and construction management services provided by its affiliate, Dayrise Residential (“Dayrise”). The joint venture was formed to acquire Sevona Avion, a 344-unit, Class-A apartment complex built in 2012. Amenities at the property include outdoor pool, cabanas, grilling stations, fitness center, dog park, and business center. Yieldstreet and Sponsor acquired the property with the business plan to perform renovations to unit interiors and common areas to garner rental premiums, ultimately increasing net investment income at the property.

2.
Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the reporting periods and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Rental Property

Rental property is carried at cost, net of accumulated depreciation and amortization. Betterments, major renovations and certain costs directly related to the improvement of rental property are capitalized. Maintenance and repair expenses are charged to expense as incurred. Tenant improvements are amortized on a straight-line basis over the lives of the related properties, which approximate the useful lives of the assets.

Depreciation is recognized using straight-line method for financial reporting purposes.

Description	Encumbrances	Gross amount at which carried as of December 31, 2022			Accumulated depreciation	Date of construction	Date acquired	Life on which depreciation in latest income statement is computed
		Land	Buildings and Improvements	Total
Sevona Avion, 344- unit, Class -A multifamily property Fort Worth, TX	79,639,063	7,262,570	72,022,430	79,639,063	(2,981,396)	2012	12/2021	5 to 30 years

Rental property is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment exists when the carrying amount of an asset exceeds the aggregate projected future cash flows over the anticipated holding period on an undiscounted basis. The impairment loss is measured based on the excess of the rental property’s carrying amount over its undiscounted cash flows and the terminal value Impairment analyses are based on current plans, intended holding periods and available market information at the time the analyses are prepared. If our estimates of the projected future cash flows, anticipated holding periods, or market conditions change, our evaluation of impairment losses may be different and such differences could be material to the financial statements. The evaluation of anticipated cash flows is subjective and is based, in part, on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results. Plans to hold properties over longer periods decrease the likelihood of recording impairment losses.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments purchased with an original maturity of three months or less.

Avion Owner, LLC

(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2022

Restricted Cash

The restricted cash includes balances in escrow accounts maintained with Mortgage lender for the purpose of tax payments, insurance payments, replacement reserve, repairs reserve and interest reserve pursuant to the mortgage loan agreement.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of tenants to make required payments under the lease agreements. Management exercises judgment in establishing these allowances and considers payment history and current credit status in developing these estimates.

Derivative Instruments and Hedging Activities

The company managed market risk on its variable rate debt by entering into interest rate swap to fix the rate on debt for varying periods through maturity. The interest rate swap has been accounted for as derivative instruments and, pursuant to ASC Topic 815, Derivatives and Hedging are recorded on the balance sheets at fair value. The company swap were not designated as hedges, therefore changes in the fair value are recognized in earnings.

Deferred Financing Costs Related to Mortgage Note Payable

Deferred financing costs related to mortgage note payable consists of fees and direct costs incurred in obtaining such financing. These costs are presented as a reduction of our mortgage note payable liability and are amortized over the terms of the loan agreement as a component of “interest and debt expense”.

Rental revenue and other operating revenue

The Company leases multi-family apartment units to tenants through operating leases expiring over the next 12 months. The leases require fixed minimum monthly payments over the terms of the lease and also charges for ancillary services provided by the property. Rental revenue includes base rents that each tenant pays in accordance with the terms of its respective lease and is reported on a straight-line basis over the non-cancellable term of the lease.

Tenant Reimbursement Income and other income

Tenant reimbursement income includes revenue arising from tenant leases which provide for the recovery of all or a portion of the operating expenses, such as electricity, water, pet, trash, and monthly statement fees of the property. This revenue is earned in the same period as the expenses are incurred. Other income includes the cash inflows from interest rate swap

Income Taxes

The Company operates as a limited liability company and is taxed as a partnership. As such, the Company is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and are reported by its owners on their respective income tax returns. The Company is required to file and does file tax returns with the Internal Revenue Service and other taxing authorities. Accordingly, these financial statements do not reflect a provision for federal and state income taxes.

The Company follows the guidance in the Financial Accounting Standards Board Accounting Standards Codification topic related to Uncertainty in Income Taxes which prescribes a comprehensive model for recognizing, measuring, presenting, and disclosing in the financial statements uncertain tax positions that the Company has taken or expects to take in its income tax returns. Management believes that it has appropriate support for the positions taken on the Company’s tax returns.

Avion Owner, LLC

(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2022

3.
Related Party Transactions

Company has entered into the following transactions with related parties for the period ended December 31, 2022.

Serial No.	Related party name	Nature of relationship	Description of service	Computation Mechanism	Amount ($)
1	Dayrise residential, LLC (“Dayrise”) (InterCapital Partners)	Affliate/Property Manager	Management fee; including in “operating expenses”	2.5% of Gross income from operations, maximum limit of 3%	170,304
2	Yieldstreet Inc	Member	One time equity structuring fee; reduced from “Member’s equity”	3% initial capital contribution	621,000
3	InterCapital Partners	Member/ Managing Member	One time acquisition costs, “Considered as non-cash capital contribution in Member’s equity” and added to Acquisition cost of real estate property.	1% of purchase price of the real estate property	785,000

Additionally, per management agreement, Dayrise perform construction management services with respect to capital improvements and/or repairs or casualty/insurance repairs at the property. Dayrise will be paid a fee equal to five percent (5%) of the costs actually incurred and expressly set forth in a construction budget for these services approved by Owner in writing in advance.

4.
Mortgage Loan Payable

On December 10, 2021, the Company obtained a $62,800,000 mortgage secured by the property. The mortgage matures on January 1, 2025, with one-year extension options available. The mortgage bears interest rate type of adjustable-rate mortgage (ARM) based on LIBOR on U.S. Dollar deposits for a 30 days period as published by Reuters plus 3.15% margin spread. Pursuant to the Loan, certain covenants restrict the sale of assets and limit future borrowings. The company is in compliance with all the covenants set out in the mortgage loan agreement. The Swap on this mortgage loan expire on January 01, 2025. See Note 7, Interest Rate Swap for more details.

5.
Members’ Equity

Each member of the company has contributed capital to the Company and thereafter may make additional capital contributions to the Company in accordance with the terms of the Limited Liability Agreement. Without limitation, no member shall, upon dissolution of the Company or otherwise, be required to restore any deficit in such member’s capital account. No member shall be entitled to withdraw from the Company.

At least quarterly, or otherwise at such other times at the members’ approval, all available cash shall be distributed to the members in accordance with the limited liability company agreement.

Allocations of profits or losses of are allocated among the members in a manner such that the Capital Account of each Member, immediately after making such allocation, is, as nearly as possible, equal to the distributions that would be made to such member if the Company were dissolved, its affairs would up and its assets sold for cash equal to their gross asset value, all company liabilities were satisfied (limited with respect to each nonrecourse liability to the adjusted gross asset value of the asset securing such liability), and the net assets of the company were distributed to the members immediately after making such allocation; provided, however, that in calculating such target capital account amounts there shall be added back to each member’s capital account its share of partnership minimum gain, if any, and member nonrecourse debt minimum gain, if any.

Avion Owner, LLC

(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2022

6.
Fair Value Measurement

Fair Value Measurement

ASC Topic 820, Fair Value Measurement and Disclosures, defines fair value and establishes a framework for measuring fair value. The objective of fair value is to determine the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). ASC Topic 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three levels: Level 1 – quoted prices(unadjusted) in active markets that are accessible at the measurement date for assets or liabilities; Level 2 – observable prices that are based on inputs not quoted in active markets, but corroborated by market data; and Level 3 – unobservable inputs that are used when little or no market data is available. The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. In determining fair value, the company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible, as well as consider counterparty credit risk in our assessment of fair value. Considerable judgment is necessary to interpret Level 2 and 3 inputs in determining the fair value of our financial and non- financial assets and liabilities. Accordingly, our fair value estimates, which are made at the end of each reporting period, may be different than the amounts that may ultimately be realized upon sale or disposition of these assets.

Financial assets Measured at Fair Value

Financial assets measured at fair value as of December 31, 2022, consist of interest rate swap asset, which are classified as Level 2 in the fair value hierarchy.	Carrying amount	Fair value
Interest rate swap asset	3,106,239	3,106,239

Financial Assets and Liabilities Not Measured at Fair Value

Financial assets not measured at fair value on our balance sheets consists of cash and restricted cash. Financial liabilities not measured at fair value in our financial statements include mortgage note. Estimates of the fair value of these instruments are determined by the standard practice of modeling the contractual cash flows required under the instrument and discounting them back to their present value at the appropriate current values.

Financial assets	2022
	Carrying Amount ($)	Estimated Fair Value ($)
Cash and cash equivalents	1,044,044	1,044,044
Restricted cash	4,247,593	4,247,593
Total	5,291,637	5,291,637

The following is a summary of the carrying amounts and fair value of these financial instruments as of December 31, 2022.

Financial liabilities	2022
	Carrying Amount ($)	Estimated Fair Value ($)
Notes and mortgages payable	62,300,363	62,800,000

7.
Interest rate swap

The company managed market risk on its variable rate debt by entering into interest rate swap to fix the rate of debt. The interest rate swap are accounted for as derivative instrument and, pursuant to ASC Topic 815, Derivatives and Hedging is recorded on the balance sheet at fair value.

As of December 31, 2022, the company had interest rate swap with an aggregate notional amount of $62,800,000 that were not designated as hedges. Changes in the fair value of interest rate swaps that are not designated as hedges are recognized in earnings. For the year ended December 31, 2022 company has recognized unrealized gain of $2,643,239, from the recognition of interest rate swap at fair value. The table below provides additional details on the Company’s interest rate swaps.

Avion Owner, LLC

(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2022

Notional amount ($)	Carrying amount ($)	Unrealized gain ($)	Cost of the swap ($)
62,800,000	3,106,239	2,643,239	463,000

8.
Commitments and Contingencies

Insurance

The Company has commercial general liability coverage on the property, with limits of liability customary within the industry. The company believes the policy specifications and insured limits are adequate given the relative risk of loss, the cost of the coverage and, in consultation with our insurance advisors, the Company believes the Property is adequately insured.

Other Commitments and Contingencies

There are no other significant commitments and contingencies.

9.
Subsequent Events

The Company has evaluated subsequent events through May 1, 2023, the date these financial statements were available to be issued and has determined that there are no subsequent events, other than those disclosed below.

A winter storm has affected the properties due to flooding. A Winter Freeze Build Back contract has been entered into by Dayrise and the company.

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